FOR IMMEDIATE RELEASE

CONTACTS:

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM ANNOUNCES COMPREHENSIVE INITIATIVE FOR CLOSED-END
FUNDS, INCLUDING FUND MERGERS AND TENDER OFFERS

BOSTON, Massachusetts (February 15, 2007) -- Putnam Investments and the Board of Trustees of the Putnam Funds announced today approval of a comprehensive initiative that would (1) concentrate the lineup of closed-end funds managed by Putnam Investments (together, the “Funds”) through mergers combining certain Funds, and (2) provide shareholders of each Fund with enhanced liquidity opportunities either through merger into an open-end fund or through a tender offer by the Fund to purchase up to 10% of the outstanding common shares.

Mergers to Combine Certain Closed-End Funds

The Board of Trustees have approved in principle plans to merge five tax-exempt closed-end Funds as follows: Putnam Investment Grade Municipal Trust (NYSE: PGM) and Putnam Municipal Bond Fund (NYSE: PMG) would be merged into Putnam Municipal Opportunities Trust (NYSE: PMO), and Putnam High Yield Municipal Trust (NYSE: PYM) would be merged into Putnam Managed Municipal Income Trust (NYSE: PMM). The mergers would significantly increase the size of the surviving Funds, to total assets of approximately $1 billion (PMO) and approximately $750 million (PMM), respectively, which would likely reduce Fund expenses and increase the liquidity in the trading market for the shares of each surviving Fund. It is currently expected that each merger would be concluded later this year.

Mergers of Three Closed-End Funds into Open-End Funds

The Trustees have approved in principle a plan to merge Putnam Tax-Free Health Care Fund (NYSE: PMH) into Putnam Tax Exempt Income Fund, an open-end fund also managed by Putnam Investments. As previously announced on February 5, the Trustees also approved in principle the mergers of each of Putnam California Investment Grade Municipal Trust (AMEX: PCA) and Putnam New York Investment Grade Municipal Trust (AMEX: PMN) into a similar open-end Putnam Fund. Each of these mergers would give shareholders shares of an open-end fund, with the opportunity to realize the full net asset value of their shares following the merger (less any applicable temporary redemption fees, which are not expected to exceed 1% of amounts redeemed). In giving their approval in principle, the Trustees considered, among other things, the possibility that these Funds would not be able to continue to operate in their present closed-end form, the pattern of trading discounts, changes in the Funds’ shareholder base over time, and requests from shareholders for enhanced liquidity. It is currently expected that the merger of PMH into Putnam Tax Exempt Income Fund would be concluded in the third quarter of 2007. As previously announced, the mergers of PCA into Putnam California Tax Exempt Income Fund and PMN into Putnam New York Tax Exempt Income Fund are expected to close in June and later this summer, respectively.

Each of the plans of merger described above is subject to the approval of Fund shareholders and certain other conditions.

Tender Offers to Fund Shareholders

Following extended discussions with Putnam Investments and taking into consideration requests from shareholders for enhanced liquidity, the Board of Trustees have approved a program for eight Funds to conduct tender offers to purchase up to 10% of each Fund’s outstanding common shares for cash at a price per share equal to 98% of the net asset value per share (NAV) as of the purchase date. Subject to the exercise by the Trustees of their fiduciary duties in the event of a material change in circumstances, each of the following Funds intends to conduct a tender offer under the program:

Putnam High Income Securities Fund (NYSE: PCF)

Putnam High Yield Municipal Trust (NYSE: PYM)

Putnam Investment Grade Municipal Trust (NYSE: PGM)

Putnam Managed Municipal Income Trust (NYSE: PMM)

Putnam Master Intermediate Income Trust (NYSE: PIM)

Putnam Municipal Bond Fund (NYSE: PMG)

Putnam Municipal Opportunities Trust (NYSE: PMO)

Putnam Premier Income Trust (NYSE: PPT)

In approving this program, the Trustees considered that tender offers would give shareholders an opportunity to sell at least some of their shares at a price close to NAV, and the tender offer price of 98% of NAV would help offset the costs that shareholders who retain their shares might otherwise bear in connection with the tender offers. Certain Funds with outstanding preferred shares may elect to redeem a portion of the preferred shares in order to adjust the amount of leverage following the reduction in assets caused by tender offers. It is anticipated that the tender offers will commence during the second quarter of 2007.

A Comprehensive Approach to Addressing Closed-End Fund Issues

The initiative announced today is part of a continuing effort by Putnam Investments and the Funds’ Trustees to maintain a diverse array of closed-end products, while taking into account changing market circumstances. Putnam Investments believes that the closed-end Funds continue to hold an important position in the broad range of Putnam products.

The Trustees meet regularly with Putnam Investments regarding the closed-end Funds, and they carefully monitor the Funds’ performance, the trading prices of Fund shares and the expressed views of shareholders in the Funds. In managing the closed-end Funds, especially during periods of significant trading discounts, Putnam Investments works with the Trustees to take actions that they believe are in the long-term best interests of Fund shareholders. The mergers and tender offer program announced today are consistent with actions taken by Putnam Investments and the Trustees in recent years, including:

• Instituting a share repurchase program, under which each Fund is authorized to repurchase up to 10% of its outstanding shares over a 2-year period ending in October 2007. This program enhances shareholder value, as repurchases made at a discount increase the net asset value per share of a Fund’s remaining shares, and has made a meaningful contribution to investment return. The program has been suspended indefinitely for PCA, PMH and PMN because of the announced mergers, but remains in effect for all other Funds.

• Management fee reductions for most of the closed-end Funds, effective January 1, 2006.

• Merging two pairs of closed-end Funds together for greater efficiencies in 2005, and merging one closed-end Fund into an open-end fund managed by Putnam Investments in 2006.

• Promoting the Funds with enhanced disclosure and providing greater transparency to investors on the merits of the closed-end Funds.

• Expanding the tools available to Fund management teams, including a 2005 initiative to allow the taxable income Funds to employ leverage through borrowing.

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The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the Putnam Funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any fund. None of the Funds has commenced any self-tender offer described in this press release. Upon commencement of each tender offer, the applicable Fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of each such Fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about that Fund’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from Putnam Investments by directing a request to Putnam Investments’ shareholder servicing group at 1-800-225-1581.

About Putnam Investments:

At Putnam Investments, the top priority remains prudently managing money for nearly 10 million shareholder accounts and 172 institutional clients worldwide. Since 1937, the company’s values have been rooted in a profound sense of responsibility for the money entrusted to it. Putnam uses a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives. Putnam is committed to doing what’s right for investors, including maintaining stringent investor protections for every Putnam fund.

Founded in 1937, Putnam Investments is one of the nation’s oldest and largest money management firms. As of January 31, 2007, Putnam managed $191 billion in assets, of which $123 billion is for mutual fund investors and $68 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com

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